

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2020

Forrest Xiaodong Li
Chairman and Group Chief Executive Officer
Sea Ltd
1 Fusionopolis Place, #17-10 , Galaxis
Singapore 138522

      **Re:  Sea Ltd**
         **Form 20-F for the Fiscal Year Ended December 31, 2019**
         **Filed April 14, 2020**
         **File No. 001-38237**

Dear Mr. Li:

     We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Trade & Services